NEUBERGER BERMAN BD LLC

Financial Statements and Supplemental Information

December 31, 2019

(These financial statements and supplemental information should be deemed confidential pursuant to Subparagraph (e)(3) of Rule 17a-5)

(With Reports of Independent Registered Public Accounting Firm Thereon)







UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-01068

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Neuberger Berman BD LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York	New York	10104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael Chinni — 212-476-5916
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	New York	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Chinni, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Neuberger Berman BD LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial and Operations Principal

Title

ROBERT CIRAOLA
Notary Public, State of New York
Registration #01CI5086542
Qualified In Richmond County
Commission Expires Oct. 20, 20 21

Notary Public 2/27/2020

This report ** contains (check all applicable boxes):

This report** contains (check all applicable boxes):

- x (a) Facing Page
- x (b) Oath or Affirmation
- x (c) Statement of Financial Condition
- x (d) Statement of Income
- x (e) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- x (f) Statement of Changes in Member's Capital
- x (g) Statement of Cash Flows
- x (h) Computation of Net Capital Under Rule 15c3-1
- x (i) Exemptive Provision for Broker-Dealers Under Rule 15c3-3
- x (j) Computation of CFTC Minimum Net Capital Requirement
- x (k) Exemption Report Under Rule 17a-5
- x (l) Report of Independent Registered Public Accounting Firm

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Neuberger Berman BD LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Neuberger Berman BD LLC
(the Company) as of December 31, 2019, the related statements of income, changes in member's capital,
changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and
the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in
all material respects, the financial position of the Company as of December 31, 2019, and the results of its
operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting
principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm
registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to
be independent with respect to the Company in accordance with the U.S. federal securities laws and the
applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented
in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether
the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §
240.17a-5 and 17 C.F.R. § 1.10. In our opinion, the supplemental information contained in Schedules I, II and
III is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

We have served as the Company's auditor since 2009.

New York, New York
February 28, 2020

NEUBERGER BERMAN BD LLC

Statement of Financial Condition

December 31, 2019

(In thousands)

Assets		
Cash and cash equivalents	$	9,221
Segregated cash		100
Investments, at fair value		6,733
Receivables:		
Clearing broker-dealer		150
Other receivables		10
Total assets	$	16,214
Liabilities and member's capital		
Liabilities		
Broker-dealers	$	3,240
Due to affiliates		1,645
Accounts payable and accrued expenses		903
		5,788
Member's capital		10,426
Total liabilities and member's capital	$	16,214

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Income

Year ended December 31, 2019

(In thousands)

Revenues:		
Distribution revenue	$	17,010
Intercompany revenue		7,881
Commissions		1,587
Net realized and unrealized gains from investment activities		1,242
Other income		184
Total revenues		27,904
Operating expenses:		
Distribution fees		16,572
Brokerage, clearing and exchange fees		5,654
Trading Errors		946
Mail, print and supplies expense		545
Regulatory Fees		350
Other expenses		300
Total operating expenses		24,367
Net income	$	3,537

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

Year ended December 31, 2019

(In thousands)

.

Balance at December 31, 2018	$	-
Balance at December 31, 2019	$	-

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Changes in Member's Capital

Year ended December 31, 2019

(In thousands)

Balance at December 31, 2018	$	6,889
Net income		3,537
Balance at December 31, 2019	$	10,426

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Statement of Cash Flows

Year ended December 31, 2019

(In thousands)

Cash flows from operating activities:		
Net income	$	3,537
Adjustments to reconcile net income to net cash provided by operating activities:		
Net realized and unrealized (gains) from investment activities		(1,242)
Cash flows due to changes in operating assets and liabilities:		
Receivable from clearing broker-dealer		333
Other receivables		(10)
Payable to broker-dealers		311
Due to affiliates		62
Accounts payable and accrued expenses		(297)
Other liabilities		-
Net cash provided by operating activities		2,694
Cash flows from investing activities:		
Purchase of other investments		(605)
Net cash used in investing activities		(605)
Net change in cash and cash equivalents and restricted cash		2,089
Cash and cash equivalents and segregated cash, beginning of the year		7,232
Cash and cash equivalents and segregated cash, end of the year	$	9,321

Reconciliation of cash and cash equivalents and segregated cash to the Statement of Financial Condition:

Cash and cash equivalents	$	9,221
Segregated cash		100

See accompanying notes to the Financial Statements.

NEUBERGER BERMAN BD LLC

Notes to Financial Statements

December 31, 2019

(Dollars in thousands, except where noted)

(1) Organization and Description of Business

Neuberger Berman BD LLC, a Delaware limited liability company (NBBD LLC or the Company), is an indirect wholly owned subsidiary of Neuberger Berman Group LLC, a Delaware limited liability company (NB Group), which is a majority owned subsidiary of NBSH Acquisition, LLC, a Delaware limited liability company (NBSH). Neuberger Berman Investment Advisers LLC (NBIA) is the sole member of the Company. NBBD LLC is a registered broker-dealer and registered investment adviser with the Securities and Exchange Commission and a registered introducing broker with the National Futures Association.

NBBD LLC is engaged principally in providing distribution services to registered mutual funds that are part of the Neuberger Berman mutual funds complex (Mutual Funds), acting as broker to certain clients and as a placement agent for the sale of certain funds managed by affiliated companies. The Company also introduces certain NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC (NFS) for execution and settlement. NFS also serves as custodian for certain of NBIA's clients.

(2) Significant Accounting Policies

(a) Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP) as set forth in the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC). The preparation of the financial statements requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates and assumptions are based on the best available information, actual results could differ from those estimates.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at Citibank, N.A. and other liquid investments that are payable on demand. At December 31, 2019, the Company held money market mutual fund investments of $9.2 million and $21 thousand as cash with Citibank, N.A.

(c) Segregated Cash

At December 31, 2019, cash of $0.1 million was segregated in a special reserve bank account for the exclusive benefit of customers. Such amounts are not available for the creditors of the Company.

NEUBERGER BERMAN BD LLC

Notes to Financial Statements

December 31, 2019

(Dollars in thousands, except where noted)

(d) *Investments*

Investments held by the Company are carried at market or fair value, with realized and unrealized gains and losses recognized in the statement of income. Investments in money market funds are valued using the year end quoted net asset value per share.

(e) *Fair Value of Investments*

The Company follows GAAP with respect to fair value measurements, which among other things, requires enhanced disclosure about investments that are measured and reported at fair value. Fair value of a financial instrument is the amount at which the Company believes the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

GAAP establishes a hierarchal disclosure framework, which prioritizes and ranks the level of market price observability used in measuring financial instruments at fair value. In accordance with GAAP, investments measured and reported at fair value are classified and disclosed based on the observability of inputs used in the determination of fair values in one of the following categories:

Level 1 – Quoted prices are available in active markets for identical investments as of the reporting date. The types of investments included in Level 1 are, among other things, money market funds and listed equities. As required by GAAP, the Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale of such position would likely deviate from the quoted price.

Level 2 – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include fixed income securities.

Level 3 – Pricing inputs are unobservable for the investment and include situations where there is little, if any, market activity for the investment. The inputs used in the determination of fair value require significant management judgment or estimation. Shares in privately held companies and certain loans and bonds are examples of investments that would be included in this category.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input used to determine the fair value measurement in its entirety requires judgment and includes factors specific to the investment.

(f) Securities Transactions

Securities transactions are recorded on a trade date basis. Securities owned and securities sold, not yet purchased are valued at fair value as determined by management.

(g) Revenue Recognition

Distribution Revenue and Distribution Fees

Distribution revenues consist of fees paid to NBBD LLC from Mutual Funds for the costs of marketing and selling fund shares and are generally determined as a percentage of funds' assets. These revenues accrue daily and are recorded at month end. When NBBD LLC enters into third-party distribution arrangements and marketing support arrangements with third party broker-dealers to sell or market Mutual Funds, distribution fees are accrued for the amounts owed. Such distribution revenues and distribution fees are recorded when services are rendered. As the Company is acting in a principal capacity in these transactions, the revenues and expenses are recorded on a gross basis.

Commissions

Brokerage commission revenues are related to securities transactions introduced on behalf of NBIA clients to the Company's clearing firm, NFS. Brokerage commissions for trade execution services and related expenses are recorded on a trade-date basis when the performance obligations are satisfied. Generally, the transaction price is agreed upon at the point of each trade and based upon the number of shares traded or the value of the consideration traded.

Other Income

Other income included dividends and interest income. Dividends and interest income is accrued as earned.

Net Realized and Unrealized Gains and Losses From Investment Activities

Investment gains and losses on the statement of income include unrealized gains and losses on investments held at fair value and realized gains and losses on investments sold.

(h) Income Taxes

The Company is a single member LLC wholly owned by NBIA, which is a partnership subject to New York City Unincorporated Business Tax ("NYC UBT"). The Company is disregarded for income tax purposes and, instead, any NYC UBT income tax amounts are solely those of NBIA. The Company has early adopted ASU 2019-12 'Simplifying the Accounting for Income Taxes' and as such is no longer required to include a tax provision on a proforma basis in its financial statements. The current and deferred NYC UBT balances as at December 31, 2018 were reclassed to intercompany balances with NBIA.

(Dollars in thousands, except where noted)

(i) *Expenses*

The Company incurs distribution fees for services provided by third parties which are recognized as an expense when incurred and are included in distribution fee expense. The Company incurs brokerage and clearing fees in its capacity as an introducing broker which are expensed as they are incurred. All other operating costs are accounted for as they are incurred.

(3) Fair Value Measurements

Financial assets and financial liabilities measured at fair value on a recurring basis using the fair value hierarchy levels at December 31, 2019 were as follows:

	December 31, 2019			
	Level 1	Level 2	Level 3	Total
Financial Assets:				
Cash equivalents	$ 9,200	-	-	$ 9,200
Foreign equities	4,308	-	-	4,308
Foreign currency positions	531	-	-	531
U.S. equities	1,603	-	-	1,603
Corporate Debt	-	24	-	24
Mutual funds	267	-	-	267
	$ 15,909	24	-	$ 15,933

The following is a description of the valuation methodologies used for NBBD LLC investments measured at fair value on a recurring basis, as well as the general classification of those investments pursuant to the valuation hierarchy:

Cash equivalents – Cash equivalents consist of excess cash invested in various money market mutual funds that are valued based on published net asset values and are included in Level 1 of the valuation hierarchy.

Equities – Equity investments include equity securities and sponsored mutual funds. Equity securities generally are valued using unadjusted quoted market prices and are included in Level 1 of the valuation hierarchy. Sponsored funds consist of publicly quoted funds which are valued using published net asset values and are included in Level 1 of the valuation hierarchy.

(4) Related Party Transactions

Investments include $6.7 million invested in sponsored funds and strategies at December 31, 2019, and included on the statement of income is approximately $1.2 million of net realized and unrealized gains from investment activities in various sponsored funds and strategies.

(Dollars in thousands, except where noted)

The Company has entered into an agreement where it sells certain distribution fees receivable to NBIA, without recourse to the Company. The distribution fees receivable are sold at carrying value and in 2019, the Company sold $16.5 million of distribution fees receivable to NBIA.

During 2019, the Company was allocated $0.1 million of expense for its office space, and provided and received a variety of services to and from related parties, which were primarily NB Group and NBIA. The Company clears certain of NBIA clients' securities transactions on a fully disclosed basis through National Financial Services LLC. Under a remuneration agreement between the Company and NBIA, costs incurred in performing these services in excess of commission revenues generated are charged back to NBIA under the terms stipulated in the agreement. For 2019, NBBD LLC charged NBIA $7.9 million under this agreement which is reflected as Intercompany revenue on the statement of income. The Company also reimburses NB Group for various expenses paid on its behalf. At December 31, 2019, the Company owed NB Group and NBIA approximately $1.4 million and $0.2 million, respectively, which is reflected on the statement of financial condition under "Due to affiliates".

The Company, as a single member LLC, is a disregarded entity for tax purposes. The Company is wholly owned by NBIA, which is a partnership subject to New York City unincorporated business tax ("NYC UBT"). The Company is not itself a taxpayer nor is it considered an entity for NYC UBT purposes. Instead, any NYC UBT is accrued and paid by NBIA.

(5) Commitments and Contingencies

Litigation and Contingencies

From time to time, NBBD LLC is involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of its business. NBBD LLC recognizes liabilities for contingencies when there is an exposure that, when analyzed, indicates it is both probable that a liability will be incurred and the amount of such liability can be reasonably estimated. When a range of probable liability can be estimated, NBBD LLC accrues the amount it has determined it is most likely to incur. If the amount is not determinable, NBBD LLC accrues the minimum of the range of probable loss. The Company's management believes, based on currently available information, advice of counsel, and established reserves, that the eventual outcome of such proceedings, in the aggregate, will not have a material adverse effect on NBBD LLC's financial condition, results of operations or liquidity.

(6) Capital Requirements

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., NBBD LLC is subject to the Securities Exchange Commission's (SEC) Uniform Net Capital Rule 15c3-1. NBBD LLC is also a member of the National Futures Association and is subject to the Commodity Futures Trading Commission's (CFTC) Rule 1.17.

Under these rules, the Company is required to maintain minimum net capital, as defined, of not less than the greater of; a) 2% of aggregate debit items arising from customer transactions; b) $45 under CFTC Rule 1.17, or c) $250 under SEC Rule 15c3-1. As of December 31, 2019, NBBD LLC had net capital of

approximately $5.5 million, which exceeded the minimum net capital requirement by approximately $5.2 million. Based on applicable regulatory requirements, the Company may not withdraw equity capital if its net capital falls below certain specified levels, as defined.

(7) Subsequent Events

The Company's management has evaluated events occurring after the date of the financial statements (subsequent events) through February 28, 2020, the date the financial statements were available to be issued. All subsequent events requiring recognition have been incorporated into these financial statements.

SUPPLEMENTAL INFORMATION

NEUBERGER BERMAN BD LLC

Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission

December 31, 2019

(In thousands)

Net capital:		
Total member's capital	$	10,426
Deductions and charges:		
Other capital charges		(10)
Total deductions and charges		(10)
Net capital before haircuts on security positions		10,416
Haircuts on securities:		
Money market funds		(187)
Other securities		(4,689)
Total haircuts		(4,876)
Net capital	$	5,540
Computation of alternative net capital requirement:		
Net capital	$	5,540
Minimum dollar net capital requirement		250
Excess net capital	$	5,290
Net capital in excess of 120% of minimum net capital requirement	$	5,240

There are no material differences between the above computation and that reported in the unaudited Form X-17A-5 FOCUS Report filed as of December 31, 2019.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN BD LLC

Exemptive Provision for Broker-Dealers Under Rule 15c3-3

December 31, 2019

Neuberger Berman BD LLC was in compliance with the exemptive provisions of Rule 15c3-3 (k)(2)(ii) as it introduced all customer securities transactions on a fully disclosed basis through its clearing firm.

See accompanying report of independent registered public accounting firm.

NEUBERGER BERMAN BD LLC

Computation of CFTC Minimum Net Capital Requirement

December 31, 2019

(in thousands)

(A) Risk–based requirement	$	-
(B) Minimum CFTC net capital requirement		45
(C) Other SEC requirement		250
(D) Minimum CFTC net capital requirement (the greater of lines A, B, or C)		250
CFTC early warning level (150% of minimum net capital requirement)	$	375

There are no material differences between the above computation and that reported in the unaudited
Form X-17A-5 FOCUS Report filed as of December 31, 2019.

See accompanying report of independent registered public accounting firm.

SUPPLEMENTARY REPORTS

Neuberger Berman BD LLC
Reports To Be Made By Certain Broker-Dealers
Securities Exchange Act Rule 17a-5
Exemption Report

Neuberger Berman BD LLC (NBBD LLC or the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange and Commission (17 C.F.R. § 240.17a-5, "Reports To Be Made By Certain Broker-Dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, NBBD LLC states the following:

(1)   NBBD LLC claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(ii); and

(2)   NBBD LLC met the identified exemption provisions in 17 C.F.R. § 15c3-3 throughout the most recent fiscal year without exception.

Neuberger Berman BD LLC

I, Michael Chinni, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Michael Chinni
Chief Financial Officer

February 28, 2019



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Member and Management
Neuberger Berman BD LLC:

We have reviewed management's statements, included in the accompanying Exemption Report (the Exemption Report), in which (1) Neuberger Berman BD LLC (the Company) identified the following provision of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (k): (2)(ii) (the exemption provision); and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

New York, New York
February 28, 2020